NO ACT PG 12-20-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005065

January 31, 2014

JAN 31 2014
Washington, DC 20549

William P. Rogers, Jr.
Cravath, Swaine & Moore LLP
wrogers@cravath.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-31-14

Re: International Business Machines Corporation
Incoming letter dated December 20, 2013

Dear Mr. Rogers:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to IBM by Qube Investment Management Inc. We also have received a letter from the proponent dated December 24, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 31, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 20, 2013

The proposal relates to director nominations.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

QUBE

24 December 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

RE: Shareholder Proposal Submitted by Qube Investment Management Inc, Pursuant to Rule 14a-8 Under the Securities Exchange Act for IBM

Dear Sir or Madam:

I trust this letter finds you well.

Qube Investment Management Inc., a Registered Portfolio Management firm in the Canadian Provinces of Alberta and British Columbia, respectfully submits this letter in response to the December submission by IBM (the "Company") opposing the shareholder proposal made by Qube Investment Management in November of 2013. While we wish for our proposal to be included in the corporate proxy materials of the upcoming Annual Meeting of Shareholders, the Company has requested the opportunity for it to be denied.

We were disappointed that IBM was unwilling to discuss our proposal prior to the filing of their "no action" request. We believe that the addressing of shareholder concerns is important and critical to maintaining a healthy and confident public market. We also believe that shareholder participation and engagement is a key element missing in today's public markets and it is the board's fiduciary duty to review all shareholder proposals. Our proposal deserves its right to be heard, discussed and voted upon by other shareholders. Without negotiation or dialogue, management has attempted to deny our investors this basic privilege of ownership.

Attached is a custodial letter confirming our ownership position under 14a-8. As public companies today can have millions of shareholders using thousands of intermediaries, we believe that some flexibility has to be allowed in the confirmation of proposal eligibility. Should the company have asked for more information, we would have been more than happy to supply it along with an official report from our custodian showing our shareholdings.

We are eligible to make such a proposal and believe that the use of technical obstacles contrary to the encouragement of an engaged shareholder and healthy market. We believe that such proposals offer a

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

rare opportunity for shareowners to exercise their rights to ensure adequate stewardship of the corporation. That shareholder dialogue is what the annual shareholder's meeting is designed to facilitate.

We want to thank the SEC for the time required to process such matters. Please advise if you have any questions and best regards,

Best regards and Merry Christmas,

Ian Quigley, MBA
Portfolio Manager, QIM
ian@qubeconsulting.ca

TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1270

December 20, 2013

<u>International Business Machines Corporation</u>
<u>Shareholder Proposal of Qube Investment Management Inc.</u>
<u>Securities Exchange Act of 1934—Rule 14a-8</u>

Ladies and Gentlemen:

I am writing on behalf of our client, International Business Machines Corporation, a New York corporation ("IBM" or the "Company"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that IBM may exclude a shareholder proposal and supporting statement (the "Proposal") submitted by Qube Investment Management Inc. (the "Proponent") from the proxy materials to be distributed by IBM in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials"). A copy of the Proposal is attached to this letter as <u>Exhibit A</u>. IBM has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company at <u>wrogers@cravath.com</u> and to Stuart Moskowitz, Senior Counsel of the Company, at <u>smoskowi@us.ibm.com</u>.

BASES FOR EXCLUSION

On behalf of the Company, we hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2014 proxy materials pursuant to Rules 14a-8(b) and (f), because the Proponent failed to provide the requisite proof of continuous share ownership after receiving notice of such deficiency.

Background

On November 6, 2013, the Proponent posted a letter to IBM containing the Proposal. The letter itself was dated, and received by IBM on, November 7, 2013. The Proposal included a letter from TD Waterhouse Canada Inc. dated October 21, 2013 (the "TD Letter").

Following receipt of the Proposal, the Company determined that the Proponent failed to provide verification of the Proponent's continuous ownership of the requisite number of IBM shares for one year. Accordingly, on November 18, 2013, the Company sent the Proponent a letter via Federal Express, notifying the Proponent of this procedural deficiency (the "Deficiency Notice"). In the Deficiency Notice, attached as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiency. The Deficiency Notice also informed the Proponent that (1) in accordance with Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Company considered the Proposal to be submitted on November 6, 2013, the date on which the Proponent submitted the Proposal to IBM via express mail and (2) its response must be sent within fourteen (14) calendar days from the date the Proponent received the Deficiency Notice. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Notice included a copy of Rule 14a-8, Staff Legal Bulletin No. 14F (Oct. 18, 2011) and SLB 14G. The Company's records confirm delivery of the Deficiency Notice by Federal Express on November 19, 2013; a copy of such confirmation is attached as Exhibit C.

The Proponent mailed a letter (the "Response") in response to the Deficiency Notice on November 20, 2013, a copy of which is attached as Exhibit D. The Response consisted of (i) a one page cover letter, (ii) another copy of the TD Letter and (iii) pages 21 and 22 of a multi-page printout from TD Waterhouse Institutional Services entitled "Security Record and Position Report" as of November 19, 2013 (the "SRP Report"). The SRP Report contained a list of Account Names and their respective "Current Quantity" of IBM shares held as of November 19, 2013. No additional information was submitted by the Proponent, and the Company has received no further correspondence regarding either the Proposal or the Proponent's ownership of IBM shares.

Analysis

I. THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(f)(1) BECAUSE THE PROPONENT FAILED TO PROVIDE SUFFICIENT DOCUMENTARY SUPPORT TO SATISFY THE OWNERSHIP REQUIREMENT UNDER RULE 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal, for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

According to the TD Letter, "[a]s of October 23, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 2,984 shares of INTL BUSINESS MACHINES."

The TD Letter does not satisfy the requirements of Rule 14a-8(b)(1) because it fails to establish one-year continuous ownership of the Company's securities. In Section C.1.c(2) and (3) of SLB 14, the Staff addressed whether periodic investment statements, like the Account Statements, could satisfy the continuous ownership requirements of Rule 14a-8(b):

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.
>
> (Emphasis in original.)
>
> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The TD Letter only verifies beneficial ownership of IBM common stock by clients of the Proponent as of October 23, 2013; it does not establish any ownership of IBM common stock by such shareholders on November 6, 2013 or any earlier date, or beneficial ownership by the Proponent itself on any date. Consistent with the foregoing, the Staff has on numerous occasions permitted exclusion of proposals on the grounds that the brokerage statement or account statement submitted in support of a proponent's ownership was insufficient proof of such ownership under Rule 14a-8(b).[1]

---

[1] See, e.g., Rite Aid Corporation (Feb. 14, 2013) (account statement failed to demonstrate one-year continuous ownership); E.I. du Pont de Nemours and Co. (Jan. 17, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); Verizon Communications Inc. (Jan. 25, 2008) (broker's letter which provided current ownership of shares and original date of purchase was insufficient proof of ownership); General Motors Corp. (Apr. 5, 2007) (account summary was insufficient verification of continuous ownership); Yahoo! Inc. (Mar. 29, 2007) (account statements, trade confirmations, email correspondence, webpage printouts and other selected account information was insufficient to specifically verify continuous ownership); General Electric Co. (Jan. 16, 2007) (brokerage statement was insufficient to prove continuous ownership); Sky Financial Group (Dec. 20, 2004, recon. denied Jan. 13, 2005) (monthly brokerage account statement was insufficient proof of ownership);

In addition, if the Proponent is purporting to file the Proposal on behalf of the shareholders for whom it holds shares as an investment manager, the TD Letter does not establish that the Proponent had the requisite authority to submit the Proposal on behalf of such shareholders, or that such shareholders themselves, and consequently the Proponent, satisfied the share ownership requirement (including an intent to hold the shares through the date of the 2014 annual meeting). The limited publicly available information that the Company has found indicates that the Proponent is acting as an investment advisor in a custodial role for its clients.

The Deficiency Notice informed the Proponent that to establish the required ownership in a custodial capacity it would have to provide (1) a written statement from the record holder of the Company's shares of common stock verifying that, at the time the Proponent submitted the Proposal, the beneficial owners of the requisite number of IBM shares had continuously held such shares of IBM's common stock for at least the required one-year period and a written statement evidencing the owners' intent to continue to hold such shares through the date of the 2014 annual meeting and (2) documentation in place with such beneficial owners authorizing the Proponent to represent them with respect to the IBM shares, including with respect to the Proposal. In addition, the Deficiency Notice informed the Proponent that to establish the required ownership as a beneficial owner of IBM shares it would have to provide documentation confirming that the Proponent has been the beneficial owner of such shares for at least the required one-year period and a written statement evidencing the Proponent's intent to hold such shares through the date of the 2014 annual meeting.

The SRP Report, which indicates a number of shares that cannot be reconciled with those listed in the TD Letter, only provides information regarding IBM shares held in certain accounts and does not clearly indicate what period is covered by the report. The top of each page states "as of 11-19-2013" and combined with the column heading "Current Quantity" seems to indicate that this is a snapshot of holdings only as of November 19, 2013. While the first column of each row provides a "Date" for each account (some of which are more than one year before the submission of the Proposal and some of which are not), there is no indication that this is the date on which all of the shares listed under "Current Quantity" were first acquired. In fact, because there is only one "Date" listed for each account, it seems more likely that this is the date the relevant account was opened, and not intended to track changes in ownership over time.[2] Similar

---

International Business Machines Corp. (Jan. 11, 2005) (pages from quarterly 401(k) plan account statements was insufficient proof of ownership); Bank of America Corp. (Feb. 25, 2004) (monthly brokerage account statement was insufficient proof of ownership); RTI International Metals, Inc. (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership); International Business Machines Corporation (Jan. 7, 2004) (defective broker letter); International Business Machines Corporation (Jan. 22, 2003, reconsideration denied February 26, 2003) (broker letter insufficient); International Business Machines Corporation (Jan. 7, 2002) (broker letter insufficient); Oracle Corporation (Jun. 22, 2001) (broker letter insufficient); Bank of America (Feb. 12, 2001) (broker letter insufficient); Eastman Kodak Company (Feb. 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (Jul. 21, 1999) (proponent's brokerage documentation found by Staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (Mar. 8, 1999) (letter by proponent as to stock ownership coupled with broker letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)); see generally XM Satellite Radio Holdings Inc. (Mar. 28, 2006) (submission of 1099's, an E-trade statement and computer printouts insufficient proof); General Motors Corporation (Mar. 24, 2006) (Ameritrade portfolio report insufficient); and American International Group, Inc. (Mar. 15, 2006) (monthly ownership statements from the Proponent's broker not equivalent to a Broker's statement needed to prove continuous beneficial ownership).

[2] See Verizon Communications Inc. (Jan. 25, 2008) (broker's letter which provided current ownership of shares and original date of purchase was insufficient proof of ownership).

to the TD Letter, the SRP Report does not establish: any ownership of IBM common stock by such accounts on November 6, 2013 or any earlier date, beneficial ownership by the Proponent on any date, and the Proponent's voting or investment authority in connection with the listed shares (and, consequently, any credible intent to hold the share through the 2014 annual meeting).

If the Proponent fails to follow Rule 14a-8(b), Rule 14a-8(f)(1) provides that the Company may exclude the Proposal, but only after it has notified the Proponent in writing of the procedural or eligibility deficiencies, as well as of the time frame for the Proponent's response thereto within fourteen (14) calendar days of receiving the Proposal, and the Proponent fails adequately to correct it. The Company sought verification of share ownership from the Proponent by sending the Deficiency Notice on November 18, 2013, which was within fourteen (14) calendar days of the Proponent's November 6, 2013 submission of the Proposal. The Company did not receive the requisite proof of ownership from the Proponent. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(l).

CONCLUSION

Based on the foregoing analysis, the Company respectfully requests that the Staff confirm that it will take no enforcement action if IBM excludes the Proponent's entire submission from its 2014 proxy materials. We would be pleased to provide the Staff with any additional information, and answer any questions that you may have regarding this letter. I can be reached at (212) 474-1270 or wrogers@cravath.com. Please copy Stuart Moskowitz, Senior Counsel of the Company, on any related correspondence at smoskowi@us.ibm.com.

Thank you for your attention to this matter.

Sincerely yours,

William P. Rogers Jr.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copies w/encls. to:

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

VIA EMAIL: smoskowi@us.ibm.com

Mr. Ian Quigley
Mr. Ian Quigley, MBA, Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building, 9414-91 Street, NW
Edmonton, AB T6C3P4 Canada

VIA EMAIL: ian@qubeconsulting.ca

Exhibit A
to IBM's No-Action Letter Request

Shareholder Proposal of **Qube Investment Management Inc.**

International Business Machines Corporation

2014 Proxy Statement

QUBE

Nov 7, 2013

Office of the Secretary
International Business Machines Corporation
1 New Orchard Road, Mail Drop 301
Armonk, NY 10504.

RE: Independent Shareholder Proposal

To Whom It May Concern:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since Jan 2011 (never falling below $2000) and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Shareholder Access to Director Nominations

RESOLVED: The board, to the fullest extent permitted by law, shall amend corporate policies and procedures to allow shareholders to make board nominations under the following guidelines:

1. Corporate Proxy and related statements and documents shall include nominees of any party of one or more shareowners whom have collectively held continuously for three or more years, 3 percent of the Company's securities eligible to vote for the election of directors;
2. Any such party may make the greater of one nomination or a number of nominees equivalent to 24 percent of the board of directors (rounded down);
3. Should multiple shareholder parties put forth nominations, preference for available nominee spots will be given based on the collective number of shares represented by each shareholder party and determined in a logical fashion as set forth by the Corporate Secretary;
4. The Corporate Secretary shall provide instructions under these provisions fully explaining all legal requirements under federal law, state law and the company's governing documents;
5. All shareholder nominators will agree to assume all liability for any violation of law or regulation arising out of the nominator's communications with stockholders and, to the extent it uses soliciting material other than the Corporation's proxy materials, to comply with all laws and regulations relating thereto;

Edmonton [illegible] Kendall Building [illegible] Street NW Edmonton AB [illegible]
Tel [illegible] Fax [illegible] Toll Free [illegible]

6. For any board election, no shareowner may be a member of more than one such nominating party;
7. Board members and/or Named Executive Officers of the Company may not be members of any such party;
8. All those nominated under these provisions shall be afforded treatment equivalent, to the fullest extent possible, to that of the board's nominees. Should the board determine that aspects of such treatment cannot be equivalent, the board shall establish and make public procedures reasonably designed to ensure that such differences are both fair and necessary;
9. Nominees may include in the proxy statement a 500 word supporting statement.

SUPPORTING STATEMENT

As a leader in global commerce, IBM should take the lead in addressing continued public criticism that corporate governance has waned in recent years. As the numbers of shareholders have increased over the past century, the role played by the shareholder in the Director Nomination Process has greatly decreased. As shareholders with many public corporations now number in the tens of thousands, the nomination committee has become a practical reality.

While some argue that shareholder involvement in the nomination process would be chaotic and expensive, we believe shareholder-led nominations are both a fundamental right and a key element to secure corporate accountability. We have seen in recent years other global marketplaces adopt such models, including Brazil and Sweden and they have not experienced market disruption. Allowing eligible shareholders to nominate up to 24 percent of the board is a healthy step towards balancing current practices with a renewed and respectful engagement of the shareholders.

****

We would be happy to attend the meeting to communicate this proposal in person. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,

[illegible] for Ian Quigley

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2 [illegible] Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 23, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 2,984 shares of INTL BUSINESS MACHINES.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

Deficiency Notice relating to

Shareholder Proposal of **Qube Investment Management Inc.**

International Business Machines Corporation

2014 Proxy Statement

IBM

IBM Law Department
Corporate and Securities Law Group
One New Orchard Road, Mail Stop 301
Armonk, New York 10504
United States of America

November 18, 2013

VIA FEDEX

Mr. Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street, NW
Edmonton, AB T6C3P4
Canada

Dear Mr. Quigley:

I have been asked by Ms. Michelle Browdy, Vice President, Assistant General Counsel and Secretary of IBM, to write to you in order to acknowledge IBM's receipt on November 7, 2013 of an express mail letter from Qube Investment Management Inc. ("Qube"), dated November 7, 2013, which you sent to us on November 6, 2013. Your submission contained (i) a stockholder proposal entitled "Shareholder Access to Director Nominations" (the "Proposal"), and (ii) an October 21, 2013 To Whom It May Concern letter from TD Waterhouse Canada Inc. (the "TD Letter"). Since your submission involves a matter relating to IBM's 2014 proxy statement, we are formally sending you this letter under the federal proxy rules to ensure that you understand and timely satisfy all requirements in connection with your submission.

Please understand first that in order to be eligible to submit a proposal for consideration at our 2014 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date the shareholder submits the proposal (the "Requisite Securities"); and that the shareholder must provide us with proper written documentation evidencing such holdings. The shareholder must also continue to hold those securities through the date of the meeting and provide us with a written statement confirming such intent. In accordance with the SEC Division of Corporation Finance Staff Legal Bulletin No. 14G, a copy of which is enclosed, we consider November 6, 2013 to be the Proposal Submission Date since that is the date Qube sent the Proposal to us via express mail.

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. In this connection, please understand that there are two types of security holders in the United States -- registered owners and beneficial owners. Registered owners have a direct relationship with the company because their ownership of shares is listed on the records maintained by the company or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement. In your case, after checking with Computershare, our transfer agent, we did not find Qube listed as an IBM shareholder of record. If Qube does in fact hold IBM shares of record which we have not located and which you want us to consider for purposes of your submission of the instant proposal, please advise precisely how such shares are held at Computershare, along with your written statement that Qube intends to hold the Requisite Securities through the date of the 2014 IBM Annual Meeting.

You should know that the vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. The shareholder must also provide a written statement that it intends to continue to hold the securities through the date of the meeting of shareholders. A second way of proving beneficial ownership applies only if a shareholder has filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins. If the shareholder filed one of these documents with the SEC, it may demonstrate eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; (B) Its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Its written statement that it intends to continue ownership of the shares through the date of the company's annual meeting.

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co., DTC's partnership nominee). Under SEC Division of Corporation Finance Staff Legal Bulletin No. 14F, a copy of which is also enclosed for your convenience, only DTC participants are viewed as record holders of securities that are deposited at DTC. To the extent that TD Waterhouse Canada Inc. is an affiliate of a TD entity that is listed on DTC's participant list, as set forth at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf, we will consider compliant statements from TD Waterhouse Canada Inc. as sufficient for purposes of Rule 14a-8 without requiring a second statement from an affiliated TD entity which is a DTC participant.

We are outlining for your use and convenience a number of procedural deficiencies with respect to your submission which we require you to timely correct and/or clarify. In this connection, it is not clear who the beneficial owner(s) of the IBM stock referenced in the TD Letter are. Such letter states only that "Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 2,984 shares of INTL BUSINESS MACHINES." In addition, you state in your own letter that Qube is a registered portfolio management firm that represents approximately 100 high net worth investors, and that your clients hold investments based on their quality of earnings and social responsibilities. With all of this said, you have not shown and we cannot determine what the scope of your portfolio management responsibilities are insofar as they relate to the beneficial ownership of the IBM stock cited in the TD Letter for purposes of Rule 14a-8 compliance. We do note that the Qube website states that "Portfolio Management is a value-based approach that gives responsible investors...*direct holding* of blue-chip, dividend paying stocks." In this connection, we need for you to properly substantiate whether Qube's representation with respect to your holdings of the IBM stock on behalf of your clients is, in whole or in part, custodial in nature with respect to certain IBM shares and/or whether Qube is the beneficial owner of the IBM stock with respect to other IBM shares. We also note that the Qube website specifically addresses custodial charges; i.e., it states: "*Custodial charges*, including fees to trade securities, are separately charged and reported." While Qube may well receive and exercise proxies on behalf of your clients as the TD Letter provides, for purposes of Rule 14a-8 beneficial ownership compliance, you need to provide me with documentary evidence substantiating the specific contractual relationships you have with your clients holding IBM stock, including specific proof of who has the power to vote and dispose of the IBM stock. Finally, the TD Letter does not in any way address whether continuous beneficial ownership of the Requisite Securities by the beneficial owner(s) for the one year period preceding and including the submission date of the proposal on November 6, 2013 has been satisfied, all as required by Rule 14a-8.

First, to the extent Qube wishes to reference and utilize any of the IBM stock it holds in a custodial capacity, but is not the beneficial owner of the stock for purposes of Rule 14a-8 compliance, we will need to receive a new letter from TD Bank properly attesting to the continuous holdings of the specific amount of IBM stock by those beneficial owner(s) for the one year period preceding and including November 6, 2013, together with written statement(s) from those beneficial owners evidencing their intent to continue to hold such IBM stock through the date of our 2014 annual meeting. Qube will also need to furnish IBM with the investment management documentation it has in place with those beneficial owners properly substantiating Qube's eligibility to represent such beneficial owners with respect to the IBM stock, including such beneficial owners' authorization for Qube to file the instant Proposal on their behalf.

Second, to the extent Qube also wishes to reference and utilize any of the IBM stock it holds for which it is the beneficial owner of the IBM securities for purposes of Rule 14a-8 compliance, Qube will also need to provide us with the investment management documentation in place with those applicable investors confirming that Qube is the beneficial owner of such stock. For IBM shares held at TD Bank which Qube is the beneficial owner, Qube will also need to procure and send IBM a new letter from TD Bank properly attesting to the continuous holdings of the specific amount of IBM stock by Qube, as the beneficial owner of such stock, for the one year period preceding and including November 6, 2013. Qube will also need to provide its own written statement of its intent, as the beneficial owner of such IBM shares, to continue to hold the IBM shares through the date of our 2014 annual meeting.

Finally, for any IBM shares of record you can identify that Qube wants IBM to consider as part of your 14a-8 submission, please provide us with your Computershare account information, and we will review such holdings for purposes of Rule 14a-8 compliance. Qube will also need to provide a written statement of its intent to continue to hold such IBM shares through the date of IBM's 2014 annual meeting.

I have provided you with this letter detailing the specific SEC staff guidance and related information required under Rule 14a-8 in order to afford you with a full and proper opportunity to obtain and furnish me with the proof of ownership required on a timely basis. Please note that all of the information requested in this letter must be sent directly to my attention at the address set forth above within 14 calendar days of the date you receive this request. Please note that the Company reserves the right to omit your proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Attachments: Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and SEC Division of Corporation Finance Staff Legal Bulletins No. 14F and 14G

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads /membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by

affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Proponent Response to

Deficiency Notice relating to

Shareholder Proposal of **Qube Investment Management Inc.**

International Business Machines Corporation

2014 Proxy Statement

QUBE

Nov 20, 2013

Mr. Stuart Moskowitz
IBM Law Department
Corporate and Securities Law Group
One New Orchard Road, Mail Stop 301
Armonk, New York 10504

Dear Mr. Moskowitz:

Thank you for you letter. As per your request, please find attached the full back-up materials from our custodian. Sorry for not including that in our original submission.

We would much appreciate the chance to chat about the proposal. I am free most mornings next week should that be convenient for you.

Please advise and best regards,

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 23, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 2,984 shares of INTL BUSINESS MACHINES.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

Pages 42 through 43 redacted for the following reasons:
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